Exhibit 99.3

VIAVID
communications simplified.

Act II Global Acquisition Corp.

December 20, 2019

C O R P O R A T E P A R T I C I P A N T S

Katie Turner, Moderator

Irwin Simon, Chairman, Act II Global Acquisition Corp.

Albert Manzone, Chief Executive Officer, Flavors Holdings, Inc.

P R E S E N T A T I O N

Operator:

Good day, ladies and gentlemen, and welcome to the Act II Global Acquisition Corp. and Flavors Holdings, Inc. Subsidiaries Transaction Conference Call. At this time all participants are in a listen-only mode. If anyone should require Operator assistance, please press the star and the zero on your touchtone telephone. As a reminder this conference call is being recorded.

I would now like to turn the conference over to Katie Turner for opening remarks.

Katie Turner:

Good morning and welcome to today’s conference call. By now, everyone should have access to the transaction press release that went out yesterday after market close. The press release and investor presentation are available online and will be filed with the SEC. This webcast is being recorded, and a replay will be available following this call.

We’d like to remind you that today’s discussion will include a number of forward-looking statements. If you will refer to Act II’s press release, as well as Act II’s most recent SEC filings, you will see a discussion of factors that could cause the Company’s actual results to differ materially from the forward-looking statements included herein. Please remember Act II undertakes no obligation to update or revise these forward-looking statements. It should be noted that no guarantee can be made as to if or when the transactions described herein will close. Act II intends to make filings with the Securities and Exchange Commission which will describe the risks associated with the proposed transaction in greater detail. Investors of Act II are urged to read the filings.

Act II may make references to certain non-GAAP financial measures. The Company believes these measures provide investors with useful perspective on the underlying growth trends of the business of the target and is included in supplemental presentation, a full reconciliation of non-GAAP financial measures.

It’s now my pleasure to turn the call over to Irwin Simon, Chairman of Act II.

Irwin Simon:

Thank you very much, Katie.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Good morning, everyone. I want to thank you all for joining us. I am really excited to share with you the creation of Whole Earth Brands, a new holding company that will be formed through our proposed business combination between Act II Global Acquisition Corp. and Flavors Holdings, Inc., a subsidiary of Merisant and MAFCO Worldwide. Whole Earth Brands will be listed on the NASDAQ stock exchange upon closing of the proposed transaction. Act II’s Board of Directors has unanimously approved the transaction, and we are pleased to have signed the definitive agreements yesterday.

At closing, we anticipate the new Company will have an initial enterprise value of approximately $575 million, or approximately eight times the Flavors Holdings’ estimated Calendar Year 2020 pro forma EBITDA of $71 million.

As many of you know, Act II completed its IPO in April 2019, raising $300 million and listing on the NASDAQ. Immediately after the IPO was completed, the Act II Team set up to pursue a business combination with a company operating in the “better for you” industry. While we evaluated many, many potential companies, we found the opportunity with Flavors Holdings’ and an extremely business reason and many, many compelling reasons why we did this. We believe that Whole Earth brand is an impressive global platform with strong cash flows which will enable us to accelerate growth, supported by significant industry tailwinds.

I am thrilled to be partnering with Albert Manzone, Chief Executive Officer of Flavors Holdings, who has more than 25 years of experience in the consumer products industry and will remain CEO of Whole Earth Brands going forward. Albert will be supported by an excellent team of executives, including Luke Bailey, President of MAFCO who has 15 years’ experience in operational, financial, and strategic planning, and analysis roles. He will assume the role of President of the Company’s Ingredients segment. Along with Luke and Albert, Andy Russi (phon) will be joining as a CFO of the Company.

Later on this call, Albert will provide you with more detail on the Company, but first I want to provide you a brief overview of the Company, the transaction, and what makes the team here at Act II so excited to be acquiring this business.

Flavors Holdings is a very attractive business with two operating segments, Merisant Company and MAFCO Worldwide.

Merisant is one of the world’s leading manufacturers of tabletop sweeteners. Merisant markets its products under brands consumers around the world know, including its all-natural sweetener brands Whole Earth and Pure Via, other flagships’ brands Equal, Canderel, and several other brands, in more than 90 countries.

For over 150 years MAFCO has been the world’s leading manufacturer of natural licorice products. This position has been maintained by constant technical innovation, dedicating to product quality, high levels of consumer service, and a stable of raw materials. MAFCO’s natural licorice products are used today in a wide range of applications, including food, beverage, confectionary, pharmaceutical, cosmetic, personal care, and tobacco products. MAFCO’s primary brand of flavor extends products into Magnasweet.

We believe there is tremendous growth potential for Whole Earth Brands. This represents the ideal target for Act II: best-in-class CPG margins, high cash flow, strong momentum, significant growth potential, leading market position, and positive industry fundamentals. We at Act II pride ourselves on being a growth and operational-oriented investor, and I’m most excited to be partnering with the strong management team led by Albert.

We are excited to create Whole Earth Brands, a global industry-leading platform, focused on trends that will enable us to move into whole food products and ingredients. We are in the early innings of the global secular as consumers shift away from sugar and increased emphasis on clean labels and natural ingredients. Whole Earth Brands will be uniquely positioned as a global player addressing this sizeable opportunity and will provide a strong foundation for robust organic growth and future strategic acquisitions.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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We at Act II are enthusiastic about the proposed business combination for a number of reasons. We believe Whole Earth Brands will be well positioned in the global food products and ingredient industry to benefit from powerful consumer-driven health and wellness trends, including: global secular consumer shift away from sugar driven by health-conscious consumer and rising obesity levels. We expect this to continue into consumer preferences and needs to provide multiyear tailwinds across the portfolio of natural, original no-sugar sweeteners and product alternatives.

The growing demand for natural ingredients and clean labels; consumers, retailers, consumer product companies have been actively changing their preference to focus on products with natural ingredients and clean labels which will provide significant opportunity for Whole Earth Brands. Plant-based consumer packaged goods; consumers also continue to shift their preference to plant-based consumer goods, which we believe Whole Earth Brands will be uniquely positioned to capitalize on the sweeteners and flavors space

Whole Earth Brands has a global footprint, serving customers and consumer in over 100 countries. The infrastructure is in place to support these operations and is robust to provide an opportunity to a rapidly growing business. Through strategic reinvestment we’ll be able to further drive innovation, new product development, and expand distribution into new and underpenetrated markets.

Additionally, we see substantial opportunity to execute on an accretive M&A opportunity that will allow us to realize meaningful cost synergies by adding them to our existing platform. Our management team and board have a track record of successful M&A execution, including business integration and delivering upon synergies.

More importantly, we will have strong and stable free cash flow which will support all of our growth initiatives and potential M&A opportunities, as well as a moderately leveraged balance sheet that we believe provides us with substantial flexibility to execute on our growth plans.

We believe our brands, our strong balance sheet, significant free cash flow, and a highly accomplished leadership team will allow us to reinvest in the business in a way that has not been done before, and we will execute and accelerate a growth strategy.

Now, focusing on the terms of the transaction, as referenced in today’s press release. At Act II we’ll fund the transaction through a combination of cash, stock, and debt financing. At closing, the selling owners of Merisant and MAFCO will receive $510 million in total consideration, including 6 million shares of capital stock post-closing.

In addition, at closing the selling owners of Merisant and MAFCO will receive 1 million shares of Act II placed in escrow, subject to release and adjustments in accordance with the terms of the definitive agreement. Furthermore, the Merisant and MAFCO owners will have the opportunity to receive incentive earn-out shares totaling approximately 2.7 million shared, based upon achievement of certain share targets set forth in the definitive agreement.

We have received a commitment from Toronto-Dominion Bank to provide us with the contemplated debt financing.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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We expect to complete the proposed transaction on or around the end of the first quarter of 2020, subject to customary and other closing conditions. Keep in mind, Act II will file with the Securities and Exchange Commission a preliminary proxy statement in connection with the proposed business combination. We will mail a definitive proxy statement, other relevant documents to our shareholders. The proxy statement will contain important information about the proposed business combination.

Finally, the proposed business combination is also subject to the approval of Act II stockholders.

With that, I will now turn the presentation over to Albert Manzone, the CEO of Flavors Holdings, which will take you through the Company. Thank you very much.

Albert Manzone:

Thanks, Irwin.

On behalf of my team and myself, we are honored about the prospect of partnering with you and the team who pioneered the natural and organic foods industry. We look forward to the opportunity of leveraging all of your collective experience to help lead the business into its next phase of growth and beyond.

We have built two complementary business segments with global infrastructure to support accelerated growth addressing the increasing demand for natural and zero-sugar alternatives around the world. We are proud of the platform we have developed, which is estimated to generate $280 million of revenue in 2019 with best-in-class CPG margins and $63 million of pro forma EBITDA.

Following closing, it is currently expected that Whole Earth Brands, as a public platform, will have the resources and expertise to accelerate growth, capitalize on a significant long-term opportunity, and achieve our vision to enhance all of the product categories and channels that we serve.

We have built one of the leading tabletop sweetener businesses in the world with a portfolio of brands, including Whole Earth, Pure Via, Equal, and Canderel. Our products are available in over 90 countries and addressing the growing global move away from sugar. We have leading market share in several major markets with our Canderel and Equal brands and benefit from strong 80%-plus brand awareness. Our range of sweeteners are growing in both western markets, including rapid growth of our natural solutions, such as Whole Earth and Pure Via, as well as growth of our original brands, Canderel and Equal, in developing markets. Our strong brand recognition and innovation has led to rapid development of adjacent products under our existing brands, including traditional high-sugar content categories, such as chocolates, jams, cereal, and beverages.

Following closing, we feel that we have significant opportunity to broaden our category exposure, as well as further expand distribution of our tabletop sweeteners across markets, leveraging our portfolio of brands.

Our flavors and ingredients business, with over a century of history, is one of the leading global manufacturers of licorice extract and derivative products. Our roster of clients includes many of the largest CPG businesses in the world, across multiple industries and product categories. From our perspective, we are a trusted supplier with decades old relationships across many of our top 10 customers, as our ingredients meet the needs of our customers, delivering flavor and function with unrivaled quality.

Both of these segments provide the platform for further growth as demands continue to grow, and we expect to expand distribution in existing and new markets and drive innovation. Let me walk you through some of our growth drivers.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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At Whole Earth Brands, we expect to have multiple levers to drive future growth and value. First, we expect to continue to drive product innovation through our Whole Earth and Pura Via brands with natural ingredients, such as stevia, monk fruit, erythritol and allulose, and in key categories such as baking, as well as certain product extensions in the areas of jams, chocolate, and granola. Product innovation today represents 17% of our total sales, and we have a robust new product pipeline for 2020 and beyond.

We expect that Whole Earth will be the fastest growing natural sweetener brand in the grocery channel in North America today and, yet, we are still underpenetrated with only 20% ACV across all channels versus 75% ACV for Equal. We believe that as we scale the Whole Earth brand, we will have a significant opportunity to close the gap through distribution gains across sales channels, particularly in grocery, mass, and club with cost-effective marketing and promotional activities to increase brand awareness and drive consumer adoption.

Second, we expect to fuel growth in North America through distribution gains and additional natural product offerings across all sales channels. We believe that we can benefit from Act II and their historical retail relationships, particularly in the natural, club, and super regional grocers, as well as increased brand support and reinvestment to drive retailer and consumer engagement. In addition, over time we believe the food service channel is a strong opportunity for future growth with our natural sweeteners and adjacent product offerings.

Third, we have a solid international business and successful track record of growing in new markets. We have experienced considerable growth from new markets. Going forward, we believe that we can support continued growth in developed international markets, developing economies, and enter new geographies such as China and India where we are underpenetrated today.

Finally, while we expect continued strong organic growth, we also expect to pursue strategic, targeted tuck-in M&A over the next few years. We have already worked with the Act II management team to identify a potentially robust list of potentially actionable acquisition opportunities across end markets to build scale, strengthen position, and enter new markets globally. In addition, the Act II team has significant experience in executing and integrating M&A transactions. We view targeted tuck-in M&A as a core part of Whole Earth’s potential value creation strategy over the next several years.

All of these growth objectives have the potential to lead to a wealth of opportunities for us to continue to grow, to expand our footprint and presence, both in store and number of items, and in the various platforms in which we compete.

I’ll now turn it back to Irwin for a few closing remarks.

Irwin Simon:

Thank you, Albert.

As a public market story, Flavors Holdings is our ideal partner given its strong business, distinguished management team, and compelling growth opportunities. Additionally, the combined Company will benefit significantly from our team at Act II and access to public equity markets. Prospects for the future of Whole Earth Brands are robust, and we look very much forward to being a part of it.

I would like to conclude by thanking everybody for their time today and happy holidays.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Operator:

Ladies and gentlemen, thank you for participating in today’s conference call. This does conclude the program. You may all disconnect. Everyone, have a great day.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

1-888-562-0262 1-604-929-1352 www.viavid.com